UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

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YATRA ONLINE, INC.
(Name of Subject Company)

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YATRA ONLINE, INC.
(Name of Person Filing Statement)

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Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

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Siddhartha Gupta
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase II, Sector-20
Gurugram-122008, Haryana, India
+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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With copies to:

Jocelyn Arel
Robert Masella
Leonard Wood
Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
(212) 459-7058

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”). The Company’s principal executive offices are located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram-122008, Haryana, India. The Company’s telephone number at this address is +91-124-4591700.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares” or the “Shares”). As of August 29, 2026, there were 62,202,957 Ordinary Shares issued and outstanding, 1,854,871 Class F shares, par value $0.0001 per share, issued and outstanding (each convertible into 0.00001 of an Ordinary Share upon the exchange of a parallel Class F share of Yatra USA Corp., each of which is exchangeable for one Ordinary Share at the option of the holder), and 3,016,767 Ordinary Shares issuable upon the vesting or exercise, as applicable, of outstanding restricted stock units and performance stock units.

Item 2.    Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is https://www.yatra.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (“Magna” or the “Offeror”), to purchase up to 20,000,000 of the issued and outstanding Shares, representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on August 19, 2026.

According to the Schedule TO, the stated purpose of the Offer is for the Offeror to acquire a significant number of the Company’s outstanding Shares based on the Offeror’s stated belief that the Shares are undervalued and represent an attractive investment opportunity. The Offeror has stated that, following the consummation of the Offer, it intends to review its investment in the Company on a continuing basis and engage in discussions with the Board of Directors of the Company (the “Board”) and management of the Company concerning the Company’s business, operations, future plans, composition of the Board, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, compensation of the Board, internal controls, tax matters, investor communications and financial reporting. The Offeror has further stated that, following the completion or termination of the Offer, the Offeror and its affiliates reserve the right to buy or sell Ordinary Shares of the Company at any time, on such terms and conditions as they deem appropriate. The Offer is scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on September 17, 2026, unless extended or earlier terminated by the Offeror (the “Expiration Time”).

According to the Schedule TO, the Offeror is offering to purchase no fewer than 15,997,545 Shares, representing approximately 25% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, and up to 20,000,000 Shares. If more than 20,000,000 Shares are validly tendered and not properly withdrawn, the Offeror will purchase Shares on a pro rata basis, subject to adjustment to avoid the purchase of fractional Shares. The Offeror has stated that it reserves the right, in its sole discretion, to purchase more than 20,000,000 Shares pursuant to the Offer, subject to certain limitations and legal requirements. Accordingly, shareholders who tender their Shares may have only a portion — and potentially none — of their tendered Shares accepted for payment. The Offeror has stated that it does not currently intend to extend the Offer, but that, in the event that it does extend the Offer, it will announce the extension and the new Expiration Time by press release or other public announcement by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Schedule TO provides that the Offer is subject to numerous conditions, including the occurrence of any of the following events:

(a)     any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of the Company or any of its direct or indirect subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or the value of the Shares (the “Material Adverse Effect Condition”);

(b)    less than 15,997,545 Shares are properly tendered and not properly withdrawn by the Expiration Time (the “Minimum Tender Condition”);

(c)     there shall be threatened, instituted or pending any action, proceeding, application, suit, investigation or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by the Offeror or any of its subsidiaries or affiliates of the Shares or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in the Offeror’s ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on the ability of the Offeror (or any of its affiliates) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror or any of its subsidiaries or affiliates on all matters properly presented to the shareholders or (iv) might result, in the Offeror’s reasonable judgment, in a materially adverse effect on the Company or the value of the Shares (the “No Litigation Condition”);

(d)    any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to the Offeror or any of its subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on the ability of the Offeror (or any of its affiliates) to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror on all matters properly presented to the shareholders or (iv) might result in a materially adverse effect on the Company or the value of the Shares (the “No Legal Restraint Condition”);

(e)     there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Offeror’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries and affiliates, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, India, Mauritius or the British Virgin Islands, (iv) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S., India, Mauritius or the British Virgin Islands securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, India, Mauritius or the British Virgin Islands or any attack on, outbreak or act of terrorism involving the United States, India, Mauritius or the British Virgin Islands, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Offeror’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without the existence of accompanying factors, conditions or events that would give rise to another of the conditions described herein) (the “No External Events Condition”);

(f)     the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Offeror’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Offeror or any of its affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by the Offeror, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or the Offeror shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror becomes aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a shareholder rights agreement or similar type plan (the “No Company Actions Condition”); or

(g)    the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company or any type of option, warrant, convertible instrument or right which, in the Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in the Offeror’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by the Offeror) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment (the “No Lock-Up Condition”).

According to the Schedule TO, the Offer is not conditioned upon the Offeror obtaining financing or any due diligence review of the Company. The Offeror has not made the availability of its financial statements a condition of, or provided its financial statements in connection with, the Offer, stating its belief that its financial statements are not material to persons considering the Offer.

According to the Schedule TO, the Offeror has expressly reserved the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares. The Offeror has further reserved the right, in its sole discretion, to terminate the Offer if any of the conditions set forth in Section 14 of the Offer to Purchase have occurred and to reject for payment and not pay for any Shares not then accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares. The Offeror has stated that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that a bidder pay the consideration offered or return tendered securities promptly after the termination or withdrawal of its offer.

According to the Schedule TO, the foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such condition, or may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Time in the Offeror’s reasonable discretion, and the Offeror has stated that any determination by the Offeror concerning such conditions will be final and binding upon all parties. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

According to the Schedule TO, the principal business address of the Offeror is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110, and its telephone number is +230 4609145.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror or its affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on July 31, 2026 (the “2026 Form 20-F”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the 2026 Form 20-F: “Item 6. Directors, Senior Management and Employees — B. Compensation,” “Item 6. Directors, Senior Management and Employees — C. Board Practices,” “Item 6. Directors, Senior Management and Employees — E. Share Ownership,” “Item 7. Major Shareholders and Related Party Transactions” and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Any information contained in the sections of the 2026 Form 20-F incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, as of the date of the Schedule TO, the Offeror did not beneficially own any Shares, and the Offeror has had no prior contacts with the Company. To the knowledge of the Company after reasonable inquiry, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and the Offeror or any of its executive officers, directors or affiliates, on the other hand.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 5,973,216 Shares as of August 29, 2026. If the non-employee directors and executive officers of the Company were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company who tender their Shares, including with respect to the proration provisions of the Offer. If the non-employee directors and executive officers were to tender all 5,973,216 Shares owned by them for purchase pursuant to the Offer and all such Shares were purchased by the Offeror for $1.10 per Share, the non-employee directors and executive officers would receive an aggregate amount of approximately $6,570,538 in cash. As discussed below in “Item 4. The Solicitation or Recommendation — Intent to Tender,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares in connection with the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

As of August 29, 2026, the non-employee directors and executive officers of the Company held options to purchase Shares, restricted stock units (“RSUs”) and performance stock units (“PSUs”) granted pursuant to the Yatra Online, Inc. 2016 Stock Option and Incentive Plan (the “Equity Plan”), which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

Under the Equity Plan, a “Sale Event” generally means (i) a sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated party, (ii) a sale of all of the stock of the Company to an unrelated party, or (iii) a merger, reorganization, consolidation or other transaction following which the holders of the Company’s outstanding voting power immediately prior to the transaction do not own at least a majority of the outstanding voting power of the Company or its successor (other than as a result of an acquisition of securities directly from the Company). The Offer is a partial tender offer for up to 20,000,000 Shares, representing approximately 31% of the outstanding Shares (on an as-converted basis) as of June 30, 2026, and shareholders holding a substantial majority of the outstanding Shares would accordingly retain their Shares following consummation of the Offer. Consummation of the Offer, in accordance with its terms, therefore would not constitute a “Sale Event” under the Equity Plan or the award agreements governing outstanding equity awards held by the Company’s non-employee directors and executive officers, and the vesting and other terms of outstanding equity awards would not be affected by consummation of the Offer. The foregoing summary is qualified in its entirety by reference to the Equity Plan, which is filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.

The table below sets forth, as of August 29, 2026, the outstanding equity awards held by the Company’s non-employee directors and executive officers:1

Name of Non-employee Director and Executive Officer	Number of options outstanding	Number of RSUs outstanding	Number of PSUs outstanding
Siddhartha Gupta	0	1,870,000	0
Dhruv Shringi	0	0	1,025,640
Manish Amin	0	0	67,137
Stephen Schifrin	0	0	0
Murlidhara Lakshmikantha Kadaba	0	0	0
Roshan Mendis	0	0	0
Michael A. Kaufman	0	0	0

Anuj Kumar Sethi, the Company’s principal financial officer and principal accounting officer, is not a member of the Company’s executive management.

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1        The table reflects unvested equity awards outstanding as of August 29, 2026. RSUs that previously vested were settled in Ordinary Shares and are included in the aggregate number of Shares held by the non-employee directors and executive officers set forth above.

Employment Agreements with Executive Officers

The Company and its subsidiaries have entered into employment agreements with certain key employees, including the Company’s executive officers.

Mr. Gupta was appointed Chief Executive Officer of Yatra Online Limited (“Yatra India”), the Company’s operating subsidiary, and of the Company in November 2025, and is party to an employment agreement with Yatra India. Under his employment agreement, if Mr. Gupta’s employment is terminated by Yatra India without cause or by Mr. Gupta for good reason, he would be entitled to receive, in addition to accrued and statutory entitlements, severance equal to six months of his then-current base salary and, if such termination occurs during the one-year period following a change in control and subject to customary severance conditions (including a general release of claims), accelerated vesting in full of his then-unvested outstanding equity incentive awards. Consummation of the Offer would not, by itself, entitle Mr. Gupta to any of the foregoing payments or benefits. Each such payment or benefit is payable only upon a qualifying termination of Mr. Gupta’s employment, and consummation of the Offer, in accordance with its terms, would not constitute a change in control as defined in his employment agreement.

In November 2025, in connection with Mr. Gupta’s appointment, the Company also announced a material inducement award to Mr. Gupta of 1,870,000 RSUs, vesting over four years. On March 18, 2026, Mr. Gupta filed a Form 3 reporting such grant, which vests in four equal annual installments commencing on November 24, 2026, with a final vesting date of November 24, 2029, subject to his continued employment through each vesting date. The Company determined that such purported grant was invalid due to an administrative error. Therefore, the RSUs were not deemed to have been granted and no Shares underlying such grant were issued. On August 5, 2026, in connection with the filing of the Company’s Registration Statement on Form S-8, the previously announced inducement award of 1,870,000 RSUs was cancelled and re-granted to Mr. Gupta, and Mr. Gupta filed a Form 4 reporting the re-grant on August 6, 2026.

Mr. Amin has also entered into an employment agreement with the Company, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The Company and Mr. Amin are each obligated to provide the other party with three months’ written notice to terminate the employment relationship, and, in lieu of providing such notice, the Company may elect to pay Mr. Amin a lump sum equal to his salary for the notice period. Mr. Amin’s employment agreement does not provide for any severance payments or other benefits triggered by a change in control of the Company, and consummation of the Offer would not entitle Mr. Amin to any payment or benefit under his employment agreement.

The foregoing summaries describe the material terms of the employment arrangements between the Company or its subsidiaries and the Company’s executive officers. A description of the compensation arrangements of the Company’s executive officers is set forth in “Item 6. Directors, Senior Management and Employees — B. Compensation” of the 2026 Form 20-F, the relevant excerpts of which are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Arrangements with Mr. Shringi

In November 2025, Dhruv Shringi, a member of the Board, resigned as Chief Executive Officer of Yatra India and the Company and, in connection with his resignation, entered into a mutual release and settlement agreement with the Company (the “Settlement Agreement”), pursuant to which Mr. Shringi serves as Chairman of the board of directors of Yatra India and continues as a whole-time director of Yatra India and as a director of the Company. In connection with the leadership transition, Mr. Shringi receives annual compensation of INR 15,000,000 for his service as a whole-time director of Yatra India, and the Company granted Mr. Shringi 100,000 fully vested RSUs, with certain of his existing equity awards vesting upon his resignation. The foregoing summary describes the material terms of the Settlement Agreement.

On March 5, 2026, the Company entered into a consulting agreement (the “Shringi Consulting Agreement”) with Mr. Shringi, pursuant to which Mr. Shringi provides to the Company and its affiliates certain consulting services related to business continuity and transition on a non-exclusive basis as an independent contractor. The Shringi Consulting Agreement commenced retroactively effective as of March 1, 2026 and continues for six months from such effective date. As compensation for the services rendered under the Shringi Consulting Agreement, Mr. Shringi is entitled to receive total cash compensation of $418,998 and reimbursement of actual, out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies. The Shringi Consulting Agreement will expire in accordance with its terms on or about September 1, 2026. The foregoing summary describes the material terms of the Shringi Consulting Agreement.

Director Compensation

The Company’s non-employee directors receive compensation for their service on the Board and its committees as described in “Item 6. Directors, Senior Management and Employees — B. Compensation” of the 2026 Form 20-F, the relevant excerpts of which are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Arrangements with Certain Shareholders

Business Combination Agreement; Investor Rights Agreement.    In connection with the business combination agreement pursuant to which the Company became a public company in December 2016 (the “Business Combination Agreement”), the Company granted certain shareholders rights to nominate directors for election to the Board. On December 16, 2016, the Company entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with MIHI LLC, Terrapin Partners Employee Partnership 3, LLC and Terrapin Partners Green Employee Partnership, LLC (collectively, the “Terrapin Sponsors”), certain other former stockholders of Terrapin 3 Acquisition Corp. and certain Company shareholders. The Investor Rights Agreement provides, among other things: (i) certain demand, “piggy-back” and Form F-3 registration rights; (ii) the right of the Terrapin Sponsors to nominate an individual for election to the Board upon the resignation, removal, death or disability of the director initially designated by them pursuant to the Business Combination Agreement, as well as the right to re-nominate such director two successive times; and (iii) the right of certain of the Company’s investors and Dhruv Shringi and Manish Amin to nominate an individual for election to the Board upon the resignation, removal, death or disability of any of the directors initially designated by the Company pursuant to the Business Combination Agreement, as well as the right to re-nominate any such directors who are Class I or Class II directors two successive times and the right to re-nominate any such directors who are Class III directors one time or to designate a replacement for any such director. The Investor Rights Agreement also provided each of MIHI LLC and the Terrapin Sponsors the right to designate one representative to attend meetings of the Board in a non-voting observer capacity, which right terminates when the applicable holder no longer owns at least 5% of the Company’s outstanding Shares. As of the date of this Statement, MIHI LLC no longer holds its board observer right. The foregoing summary is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as Exhibit (e)(3) to this Statement and incorporated herein by reference.

Cooperation Agreements.    The Company has entered into cooperation agreements with certain shareholders. On January 17, 2022, the Company entered into a Cooperation Agreement with The 2020 Timothy J. Maguire Investment Trust (the “Maguire Cooperation Agreement”) regarding, among other matters, the composition of the Board, pursuant to which the Company appointed Mr. Roshan Mendis as a director on the Board for a term initially expiring at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to the Maguire Cooperation Agreement, dated August 29, 2023, Mr. Mendis was nominated to serve as a Class I director of the Board for a term expiring at the 2026 annual general meeting of shareholders, and the standstill period thereunder was extended through the earlier of (i) the 2026 annual general meeting of shareholders or (ii) 60 calendar days following the resignation of the applicable designated director. The shareholders at the annual general meeting held on September 28, 2023, approved the nomination and re-appointed Mr. Mendis. The Company has also entered into a cooperation agreement with MAK Capital One L.L.C. and certain of its affiliates (“MAK”) dated July 17, 2022 (the “MAK Cooperation Agreement”), pursuant to which the Company appointed Michael A. Kaufman to the Board for a term initially expiring at the 2023 annual general meeting of shareholders. Pursuant to the First Amendment to the MAK Cooperation Agreement, dated August 29, 2023, Mr. Kaufman was nominated to serve as a Class I director of the Board for a term expiring at the 2026 annual general meeting of shareholders, and the shareholders at the annual general meeting held on September 28, 2023, approved the nomination and re-appointed Mr. Kaufman. The MAK Cooperation Agreement has been further amended by a Second Amendment dated October 16, 2024, and a Third Amendment dated November 11, 2025, each of which extended the standstill period thereunder. Pursuant to the Third Amendment, MAK’s standstill obligations remain in effect until the earlier of (i) 30 calendar days prior to the Company’s 2026 annual general meeting of shareholders or (ii) 60 calendar days following the resignation of the applicable designated director. The foregoing summaries are qualified in their entirety by reference to the cooperation agreements, as amended, which are filed as Exhibits (e)(4) through (e)(9) to this Statement and incorporated herein by reference.

Exchange and Support Agreement.    On December 16, 2016, the Company entered into an Exchange and Support Agreement (as amended by Amendment No. 1 thereto, dated December 16, 2021, the “Exchange and Support Agreement”) with Terrapin 3 Acquisition Corp. (now known as Yatra USA Corp. (“Yatra USA”)) and the holders of Class F common stock of Yatra USA. Pursuant to the Exchange and Support Agreement, holders of Class F shares of Yatra USA have the right from time to time to exchange any or all of their Yatra USA Class F shares for the same number of Shares. Upon any such exchange, an equal number of the Company’s Class F shares held by such exchanging shareholders will be converted into 0.00001 of a Share for each Class F share converted. The Exchange and Support Agreement will expire upon the earlier of (i) the date on which no Yatra USA Class F shares remain outstanding and (ii) the mutual written consent of the Company, Yatra USA and the holders of Yatra USA Class F shares. The foregoing summary is qualified in its entirety by reference to the Exchange and Support Agreement, which is filed as Exhibits (e)(10) and (e)(11) to this Statement and incorporated herein by reference.

Indemnification of Directors and Officers

The Company is an exempted company incorporated under the laws of the Cayman Islands. Cayman Islands law allows a company’s articles of association to provide for the indemnification of directors and officers, except to the extent that any such provision purports to provide indemnification against the consequences of committing a crime, or against actual fraud or the consequences of willful default or willful neglect.

Article 47.1 of the Company’s Seventh Amended and Restated Memorandum and Articles of Association (the “Articles”) provides that every director and officer of the Company, together with every former director and former officer of the Company (each, an “Indemnified Person”), shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions, other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. Under the Articles, no Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person, and no person shall be found to have committed actual fraud, willful neglect or willful default under the Articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Article 47.2 of the Articles requires the Company to advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought, subject to the Indemnified Person’s execution of an undertaking to repay the advanced amounts if it is determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to Article 47, in which case any advancement must be returned to the Company without interest.

Article 47.3 of the Articles provides that the directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company. The Company maintains directors’ and officers’ liability insurance for its directors and officers.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the Company’s shareholders REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Campaign Management, at the contact information below:

Campaign Management

15 West 38th Street, Suite #747

New York, New York 10018

Shareholders May Call Toll-Free: +1 (844) 264-9255

Banks & Brokers May Call Collect: +1 (212) 632-8422

Background of the Board’s Recommendation Regarding the Offer

The Company’s Publicly Disclosed Restructuring Efforts

For more than two years, the Company has publicly pursued a restructuring plan intended to simplify its multi-jurisdictional corporate structure and to close the difference between the trading value of the Company and the market value of its interest in Yatra India. The Company has regularly updated shareholders on its restructuring efforts. The Company’s Ordinary Shares are listed on Nasdaq, while the equity shares of Yatra India are separately listed on the National Stock Exchange of India Limited and BSE Limited in India. As the Company disclosed in its 2026 Annual Report on Form 20-F, maintaining these parallel listings requires the Company to incur significant legal, accounting, reporting and other expenses, and requires senior management to devote a substantial amount of time to duplicative compliance obligations.

In its earnings release for the fiscal year ended March 31, 2026, the Company stated that it “continue[s] to explore potential restructuring alternatives” and believes “there may be a viable structure to pursue,” and the Company repeated this priority in its earnings release for the three months ended June 30, 2026. The Offeror commenced the Offer one week after the Company announced its earnings results for the three months ended June 30, 2026.

The Magna Offer

On August 19, 2026, Magna commenced an unsolicited cash tender offer to purchase up to 20,000,000 outstanding Shares at a purchase price of $1.10 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2026, and the related Letter of Transmittal (collectively, as they may be amended or supplemented from time to time, the “Offer”). On the same day, the Offeror filed with the SEC a Tender Offer Statement on Schedule TO relating to the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 17, 2026, unless extended by the Offeror, and is subject to proration.

Prior to the commencement of the Offer, neither the Company nor the Board had engaged in any discussions or negotiations with the Offeror regarding the Offer or any potential transaction involving the Company. According to the Offer, the Offeror had no prior contacts with the Company and owned no Shares prior to the Offer. The Company first became aware of the Offer upon the Offeror’s public commencement of the Offer and filing of the Schedule TO on August 19, 2026.

To date, the Company has no knowledge of who the Offeror is beyond its name, who or what entities stand behind the Offeror, who may be supporting or financing the Offeror, or whether the Offeror is connected to or aligned in any way with any other shareholder of the Company. The Offeror has not contacted the Company to introduce itself or to provide any information about who is controlling and financing the Offeror.

Following the commencement of the Offer, members of the Company’s management contacted representatives of Goodwin Procter LLP (“Goodwin”), the Company’s U.S. legal counsel, and Campbells LLP (“Campbells”), the Company’s Cayman Islands legal counsel, to review the terms and conditions of the Offer, and to seek advice for the Company and the Board regarding their respective obligations in connection with the Offer and to evaluate potential responses to the Offer.

On August 21, 2026, the Company issued a press release confirming the commencement of the Offer and announcing that the Board, consistent with its fiduciary duties and in consultation with its independent advisors, would thoroughly evaluate the Offer to determine the course of action that it believes is in the best interests of the Company. The press release urged the Company’s shareholders not to take any action with respect to the Offer at that time and noted that the Board would issue its formal recommendation within ten business days by filing with the SEC a solicitation/recommendation statement on Schedule 14D-9. The Company filed the press release with the SEC on the same day.

On August 24, 2026, the Board held a meeting, together with members of the Company’s management and representatives of Goodwin and Campbells, to review and discuss the Offer. Representatives of Goodwin reviewed with the Board the material terms and conditions of the Offer, the disclosure contained in the Offer materials and applicable U.S. securities law considerations. Representatives of Campbells reviewed with the Board the directors’ duties under Cayman Islands law and other Cayman Islands law considerations relevant to the Board’s evaluation of the Offer and potential responses thereto. Representatives of Goodwin and Campbells also advised the directors to disclose whether they had any relationship with, interest in or other known connection to the Offeror or the Offer, and each director confirmed that he or she had no such relationship, interest or connection. The Board discussed the Offer, including the Offer price, the partial nature of the Offer, the conditions to the Offer, the potential consequences for the Company and its shareholders if the Offer were consummated and the limited information disclosed by the Offeror about itself. The Board also discussed potential responses to the Offer. Following discussion, the Board instructed management and the Company’s advisors to continue their evaluation of the Offer and potential responses thereto.

On August 25, 2026, Siddhartha Gupta, the Company’s Chief Executive Officer, and other representatives of the Company met with representatives of H.C. Wainwright & Co., LLC (“Wainwright”) to discuss the Offer and the Company’s evaluation thereof, and to explore whether Wainwright would be available to act as financial advisor to the Company to advise on the Offer as well as related financial and strategic matters. Wainwright believes that no conflicts of interest exist with respect to the Offeror or the Offer. Representatives of Wainwright expressed interest in the potential engagement with the Company, and the Company’s representatives indicated that they would present the proposed engagement agreement to the Board for its review and approval and would invite representatives of Wainwright to attend the next meeting of the Board.

On August 28, 2026, the Board held a further meeting, together with members of the Company’s management and representatives of Wainwright, Goodwin and Campbells. At the meeting, the Board reviewed and approved the engagement of Wainwright as the Company’s financial advisor in connection with the Offer. Representatives of Wainwright reviewed with the Board its preliminary analysis of the Company and the Offer. The Board and its advisors further discussed the Offer price, the Company’s historical and projected financial performance, the Company’s business and prospects, the partial nature of the Offer, the potential effects of the Offer on shareholders who do not tender or whose Shares are not purchased in the Offer, and other matters relevant to the Board’s evaluation of the Offer. On August 29, 2026, the Company engaged Wainwright as its financial advisor in connection with the Offer, among other matters.

On August 31, 2026, the Board held a further meeting, together with members of the Company’s management and representatives of Wainwright, Goodwin and Campbells. Together with its advisors, the Board discussed and considered the matters described below under “— Reasons for the Recommendation.” Following this discussion, the Board unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders and resolved to recommend that the Company’s shareholders reject the Offer and not tender their Shares pursuant to the Offer.

Reasons for the Recommendation

The Board, in consultation with the Company’s management and the Company’s legal and financial advisors, has carefully reviewed and considered the terms and conditions of the Offer. After careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the Company’s shareholders REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.

In reaching the conclusions and making the recommendation described above, the Board consulted with the Company’s management and the Company’s legal and financial advisors and considered numerous factors, including, but not limited to, the following:

1.      The Offer substantially undervalues the Company and would provide a unique benefit to the Offeror at the expense of all shareholders.

After consultation with Wainwright, its financial advisor, the Board believes that the Offer price of $1.10 per Share does not reflect the intrinsic value of the Company; does not take into account the Company’s track record of growth, its market-leading positions in the Indian travel market and its prospects for continued shareholder value creation; and does not reflect a fair premium as compared to valuation metrics of “comparable” publicly-traded companies operating in a similar industry as the Company.

The Offer price implies an aggregate equity value of approximately $70.4 million for the entire Company. By comparison, the Company’s approximately 62.66% indirect interest in Yatra India alone had a market value of approximately INR 10.6 billion (approximately $110.9 million) based on the closing price of Yatra India’s equity shares on the NSE on August 28, 2026, without giving effect to the Company’s net cash or other assets. The Offer deprives shareholders from realizing the value differential.

The Board believes that this persistent gap between the observable market value of the Company’s interest in Yatra India and the trading value of the Company is the discount that a restructuring of the kind the Company has publicly stated it is exploring (as described above under “— Background of the Board’s Recommendation Regarding the Offer”) would be designed to address for the benefit of all of the Company’s shareholders. The Board believes that the Offer, if consummated, would instead allow the Offeror to capture for itself a substantial portion of the benefit of closing that difference, at the expense of other shareholders.

As discussed below, the Offer is only partial and subject to proration, meaning that even shareholders who tender all of their Shares may be left holding unpurchased shares. As a result, if the Offer is consummated, shareholders whose Shares are not purchased as a result of proration would hold an investment in a company subject to the substantial influence of a holder of up to approximately 31% of the outstanding Shares (on an as-converted basis) that has disclosed no plan for the Company while expressly reserving the right to seek changes to the Board’s composition and the Company’s strategic direction and capital structure.

The Company is well positioned to create value for all shareholders and has delivered substantial growth and improving results.

The Board believes that the Company is well positioned to continue to create value for all shareholders. The Company holds market-leading positions in the Indian travel market. The Company is India’s largest corporate travel services provider in terms of number of corporate clients, with over 1,340 large corporate customers and approximately 60,750 registered SME customers, the second-largest player in the TMC and corporate OTA segment in India in terms of market share for fiscal year 2024, and has the largest hotels inventory among key Indian OTA players.

As reported in the Company’s 2026 Annual Report on Form 20-F, in the fiscal year ended March 31, 2026, the Company grew total revenue by 26.6% to INR 10,074.0 million and grew Adjusted EBITDA Profit by 64.2% to INR 563.8 million, in each case as compared to the fiscal year ended March 31, 2025. Over the two fiscal years ended March 31, 2026, the Company’s total revenue increased approximately 2.4 times (from INR 4,189.9 million in the fiscal year ended March 31, 2024) and Adjusted EBITDA Profit more than doubled (from INR 268.0 million in the fiscal year ended March 31, 2024).

Growth in the fiscal year ended March 31, 2026 was broad-based across the Company’s businesses:

•        Gross Bookings increased 13.6% to INR 80,535.8 million, including growth in Air Ticketing Gross Bookings to INR 61,874.8 million (from INR 55,272.8 million) and growth in Hotels and Packages (including MICE) Gross Bookings to INR 16,577.6 million (from INR 13,053.4 million);

•        hotel room nights increased 16.4% to approximately 1.9 million, and holiday packages passengers travelled increased to approximately 91,000 (from approximately 61,000); and

•        the Company generated net cash from operating activities of INR 661.5 million, as compared to net cash used in operating activities of INR 291.1 million in the prior fiscal year and INR 1,433.4 million in the fiscal year ended March 31, 2024.

•        The Company’s operating momentum has continued into the current fiscal year. As announced on August 12, 2026, one week before the Offeror commenced the Offer, in the three months ended June 30, 2026, the Company grew Gross Bookings by 16.3% year-over-year to INR 21,006.8 million and grew Adjusted EBITDA by 4.7% year-over-year to INR 215.9 million, notwithstanding a challenging operating environment marked by conflict in the Middle East and geopolitical uncertainty.

The Offer price is below prices at which the Shares have recently traded.

The Offer price of $1.10 per Share is below the high trading price of the Shares in every fiscal year presented in the Offeror’s own Offer.

According to the trading history set forth in Section 6 of the Offer itself, the Shares traded as high as $2.00 per Share in the third quarter of the fiscal year ended March 31, 2026 (the quarter ended December 31, 2025) and as high as $1.88 per Share in the fourth quarter of that fiscal year (the quarter ended March 31, 2026), in each case within approximately eight months prior to the commencement of the Offer.

The Offer price accordingly represents a discount of 45.0% to the $2.00 high trading price in the quarter ended December 31, 2025 and a discount of 41.5% to the $1.88 high trading price in the quarter ended March 31, 2026, and is likewise below the high trading prices of $2.67 and $1.75 per Share in the fiscal years ended March 31, 2024 and March 31, 2025, respectively. In fact, the Shares traded as high as $1.21 per Share in the most recent completed fiscal quarter presented in the Offer (the quarter ended June 30, 2026), a price above the Offer price itself.

The Shares trade at a meaningful discount to the Company’s online travel agency peers.

The Shares have recently traded at approximately 1.7x sales, as compared to an average of approximately 5.3x sales for the Company’s online travel agency peer group. The Board therefore believes that the Offer is an attempt to exploit the current trading price of the Shares for its own benefit, rather than to compensate the Company’s shareholders for the underlying value of the Company and its business.

The Offer does not reflect a compelling premium, particularly in light of the substantial ownership position the Offeror seeks.

Offers to acquire a substantial or controlling interest in a company customarily reflect a meaningful premium for the acquisition of such an interest and the influence it conveys.

Notably, the position in the Company that the Offeror seeks approaches effective, near or de facto control: a holder of up to approximately 31% of the outstanding Shares (on an as-converted basis) would be by far the largest single holder of Shares and would hold what would amount to a blocking position with respect to certain matters submitted to the Company’s shareholders, depending on levels of shareholder participation. As a practical matter, the Board could face substantial difficulty in passing shareholder resolutions that it believes are in the best interests of the Company if a 31% shareholder disagrees.

The Board believes that the acquisition of near control or de facto control of a company through a commanding shareholding block of 31% merits the payment of a control premium no less than the acquisition of outright majority control of Shares, because in any such case the acquirer obtains controlling, near-controlling, or at least highly significant influence over the company’s governance and strategic direction.

The Offer reflects no such premium. By the Offeror’s own calculation, the Offer price represents a premium of only 17.38% over the closing price of the Shares on August 18, 2026, the last full trading day prior to the commencement of the Offer. By comparison, premiums paid in precedent software and technology acquisition transactions have historically been in the range of 30% to 40% relative to the target’s unaffected share price, well above the 17.38% premium of the Offer. In this case, the Company believes, a meaningful tender offer price for the Company would also account for the substantial value of controlling Yatra India, which the Offer does not.

By the Offeror’s own account, the Offer seeks to acquire Shares at a price below what the Offeror itself believes they are worth, and the Offeror discloses no valuation analysis, independent appraisal or fairness opinion supporting the Offer price.

The Offeror states in the Offer that it is “seeking to acquire a significant number of the Company’s outstanding Shares” because of its “belief that the Shares are undervalued and represent an attractive investment opportunity.” The Offeror would have no economic reason to purchase up to 20,000,000 Shares at the Offer price unless it believed the Shares to be worth more than the Offer price. The Offeror’s stated purpose is accordingly an acknowledgment that the Offeror expects to capture for itself, rather than pay to tendering shareholders, the difference between the Offer price and the value of the Shares. The Board believes that the Offer represents an opportunistic attempt by the Offeror to acquire a substantial interest in the Company at a price that the Offeror itself considers to be an attractive entry point, and to appropriate for the Offeror value that ought to belong to all of the Company’s shareholders.

2.      The Offeror has articulated no strategic plan for the Company, leaving shareholders unable to evaluate the consequences of the ownership position of up to 31% of the outstanding Shares (on an as-converted basis), and the influence over the Company, that the Offeror seeks.

Magna’s Offer is only partial and subject to proration, meaning that even shareholders who tender all of their Shares may be left holding unpurchased shares. Shareholders whose shares are not purchased in the Offer as a result of proration would hold an investment in a company subject to the substantial influence of an entirely unknown holder that has disclosed no plan for the Company while expressly reserving the right to seek changes to the Board’s composition and the Company’s strategic direction and capital structure.

The Offeror, meanwhile, articulates no strategic direction, no operating plan, no capital deployment plan and no proposal of any kind for the creation of value for the Company or its shareholders.

The only statements the Offeror provides regarding its purpose and plans are that it believes the Shares “are undervalued and represent an attractive investment opportunity,” that it intends to “review [its] investment in the Company on a continuing basis” and that it intends to engage in discussions with the Board and management concerning a broad, generic list of subjects that could apply to virtually any transaction or industry (e.g., business, operations, future plans, composition of the board of directors, strategic options, executive compensation, related party transactions, capital allocation, capital structure, investment activity, internal controls, tax matters, investor communications and financial reporting).

Such minimal disclosure from the Offeror might be appropriate if the Offeror were seeking to acquire all of the Company’s Shares through one or more transactions or a series of transactions. In such a case, shareholders might be persuaded to focus above all on the merits of the per Share offer price as they would not have a continuing interest in the post-transaction company.

By contrast, in this case, shareholders whose Shares are not purchased as a result of proration would continue as minority shareholders of the Company, but with a new largest shareholder in place, and this new largest shareholder would have effective control and substantial influence over the future of both the Company and its valuable Yatra India subsidiary.

Yet, shareholders know next to nothing about the Offeror or its plans for the business as the dominant shareholder.

In reviewing the Offer, shareholders should be concerned not only about the Offer price, but about the impact that a consummated tender offer may have on the value of their investment to the extent they are unable to tender all of their Shares in the Offer.

The Offeror’s silence as to its plan is most glaring on the topic of the Company’s multi-jurisdictional corporate structure. Simplifying that structure, and reducing the significant expense and management time required to maintain the Company’s Nasdaq listing and Yatra India’s listings on the NSE and BSE under parallel U.S. and Indian reporting regimes, has been a stated strategic priority of the Company for more than two years. The Offeror offers no ideas or perspectives on this subject at all. The Offer does not say whether or how the Offeror would simplify the Company’s organizational structure, reduce the burden of dual reporting, optimize management time and further reduce costs. Shareholders who remain invested alongside a holder of up to approximately 31% of the outstanding Shares with no strategy for the Company’s most significant structural challenge would bear that cost.

If the Offer is consummated, shareholders whose Shares are not purchased would hold an investment in a company subject to the substantial influence of an unknown holder of up to approximately 31% of the outstanding Shares that has disclosed no plan for the Company while expressly reserving the right to seek changes to the Board’s composition and the Company’s strategic direction and capital structure. The Board believes the absence of any articulated plan whatsoever presents substantial risk for shareholders who do not tender their Shares or whose shares are not purchased and is further evidence of the coercive nature of the Offer.

3.      The Offeror is a recently formed entity with no operating history. The Offeror has provided no financial statements, and it has disclosed no meaningful information from which shareholders could assess its ability to pay for the Shares. Shareholders know nothing further about the Offeror, which seeks to become the Company’s dominant shareholder.

According to the Schedule TO, the Offeror was formed in the British Virgin Islands on August 23, 2024, less than two years prior to the commencement of the Offer, has not conducted any business other than in connection with the Offer, and its management shares are wholly owned by a single individual. The Offeror had no prior contacts with the Company and owned no Shares prior to the Offer. The Schedule TO identifies only a single individual, Anita Mitesh Master, who the Schedule TO also states holds 100% of the management shares issued by the Offeror, as a director of the Offeror, and identifies no executive officers or employees of the Offeror.

To be clear to shareholders, despite the Company’s research efforts, the Company does not know who Anita Mitesh Master is or anything about her professional background, and the Company similarly does not know who the Offeror is or anything about its background or connections to other persons or entities, including possibly connections to current shareholders.

Although the aggregate purchase price under the Offer would be up to $22,000,000, the Offeror has stated only that it “anticipate[s]” paying for the Shares, and related fees and expenses, from its “cash and cash equivalents.” The Offeror has declined to provide its financial statements, stating its belief that they are not material to persons considering the Offer, and has disclosed no committed financing, no evidence of available funds and no other information from which shareholders could evaluate the Offeror’s financial capacity to consummate the Offer. Because the Offeror is newly formed and has no operating history, shareholders likewise have no track record of completed transactions by which to assess the likelihood that the Offeror will perform its obligations under the Offer. The Board believes that this absence of information, paired with an Offer that substantially undervalues the Company and the discretionary conditions described below, compounds the uncertainty as to whether tendering shareholders will ever receive the Offer consideration.

4.      The partial tender Offer is structurally coercive: it pressures shareholders to tender into an inadequate offer or risk being left holding less liquid Shares in a company subject to the Offeror’s substantial influence.

The Offer is partial and subject to proration; even shareholders who tender all of their Shares may be left holding unpurchased Shares. The Offer is not an offer to acquire the Company. It is an unsolicited partial tender offer pursuant to which the Offeror seeks to acquire between approximately 25% and 31% of the outstanding Shares (on an as-converted basis), subject to proration. Because of the proration provisions, even shareholders who choose to tender all of their Shares may have only a portion of their tendered Shares accepted for payment, and would accordingly retain continuing exposure to the Company following consummation of the Offer with respect to their unpurchased Shares. The Offer does not contain an “odd lot” exception for proration, meaning that even the smallest holders of Shares are subject to proration.

The Offer provides no protection to shareholders whose Shares are not purchased.

The Offer provides no protection to shareholders who do not tender (or whose Shares are not accepted as a result of proration). If the Offer is consummated, such shareholders would find themselves holding Shares in a company in which the Offeror, a recently formed entity with no operating history and no prior relationship with the Company, would hold up to approximately 31% of the outstanding Shares, and which has stated its intention to engage with the Board and management concerning, among other things, the composition of the Board, strategic options, executive compensation, capital allocation, capital structure and investment activity. The Offeror makes no mention of any intention to effect a second-step transaction or otherwise to offer any consideration, terms or protections to shareholders whose Shares are not purchased in the Offer.

The Offeror’s own disclosure acknowledges the risks the Offer poses to remaining shareholders.

The Offer states that the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and “could adversely affect the liquidity and market value of the remaining Shares held by the public,” and can be expected to reduce the number of holders of Shares. The Offer further acknowledges that, depending upon the number of Shares purchased, the Shares may no longer meet the requirements of Nasdaq for continued listing, and that the purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, which would substantially reduce the information the Company is required to furnish to shareholders and eliminate the Company’s obligation to file periodic reports with the SEC.

The Board believes that these events, if they were to occur, could reasonably be expected to lead to a substantial decline in the value of the Shares that remain outstanding following consummation of the Offer.

The Offer consideration is subject to reduction for withholding taxes, including potential Indian withholding at the maximum applicable rate.

Tendering shareholders also bear the risk of receiving substantially less than $1.10 per Share even if their Shares are accepted for payment. The Offer price is payable less applicable withholding taxes and without interest. The Offer states that, under Indian income tax law, the Shares are deemed to derive their value substantially from assets located in India and that the Offeror may be required to deduct and withhold Indian taxes from the proceeds payable to certain tendering shareholders. The Offer further states that a declaration “is sought from every tendering shareholder” and that, if the declarations and documentation specified in the Letter of Transmittal are not provided, the Offeror “shall deduct tax at the maximum rate applicable under the Indian tax laws.” The Offer thus places on each tendering shareholder the burden of assessing complex Indian tax consequences and of preparing and furnishing Indian tax declarations and documentation, failing which such shareholder’s consideration will be reduced by Indian withholding at the maximum applicable rate. According to the Offeror, the effective rate of Indian withholding taxes may be as high as 42.74% of the gross sale consideration. At that rate, a tendering shareholder would receive approximately $0.63 per Share, well below the $0.9371 closing price of the Shares on the last full trading day before the Offeror commenced the Offer. The Board believes that these features further compound the coercive nature and uncertain value of the Offer.

Shareholders cannot know what ownership position the Offeror ultimately intends to take.

Shareholders cannot know what ownership position the Offeror ultimately intends to take. The Offeror has reserved the right, in its sole discretion, to purchase more than 20,000,000 Shares pursuant to the Offer, and has stated that, following the completion or termination of the Offer, the Offeror and its affiliates reserve the right to buy or sell Shares at any time, on such terms and conditions as they deem appropriate.

Nor can shareholders know what relationships, arrangements or understandings a holder of up to approximately 31% of the outstanding Shares might in the future form with other significant shareholders. Even absent any such arrangement today, the alignment of a holder of that size with one or more other large holders could effectively convert what appears to be the transfer of a minority block of Shares into the transfer of control of the Company to a new majority group, again without the payment of any control premium to the Company’s shareholders.

The Board believes that the combination of these features — a partial offer at an inadequate price, subject to proration with no odd-lot exception; consideration subject to reduction for withholding taxes, including potential Indian withholding at the maximum applicable rate; no protections of any kind for shareholders whose Shares are not purchased; acknowledged risks to the liquidity, listing and registration of the Shares; and no assurance as to the ownership position the Offeror ultimately intends to take — are coercive to the Company’s shareholders, whether or not they tender.

5.     The numerous and broad conditions to the Offer, each of which the Offeror may assert or waive in its discretion, create significant uncertainty and risk as to whether the Offer will ever be consummated.

As described in greater detail in “Item 2. Identity and Background of Filing Person — Tender Offer” above and in Annex A to this Statement, the Offer is subject to numerous conditions, many of which are broadly drafted, are dependent on the Offeror’s own judgment and are outside the control of the Company. The seven conditions summarized below comprise, in the aggregate, more than 30 separately enumerated events and circumstances, any one of which the Offeror may invoke as a basis not to consummate the Offer:

•        the Material Adverse Effect Condition;

•        the Minimum Tender Condition;

•        the No Litigation Condition;

•        the No Legal Restraint Condition;

•        the No External Events Condition;

•        the No Company Actions Condition; and

•        the No Lock-Up Condition.

The breadth of these conditions gives the Offeror wide latitude not to consummate the Offer. For example, the Material Adverse Effect Condition extends not only to events or changes that have occurred, but also to any “development” involving merely “prospective changes” that “could reasonably be expected to have” a material adverse effect on the Company or the value of the Shares. The No External Events Condition would permit the Offeror not to consummate the Offer upon, among other things, a decline in excess of 15% in any of the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index, or “any change in the general political, market, economic or financial conditions in the United States or abroad” that, in the Offeror’s judgment, could have a material adverse effect on the Company. These events are wholly unrelated to the Company’s business or performance.

The No Company Actions Condition would similarly permit the Offeror not to consummate the Offer if the Company were to take a wide range of corporate actions, including issuing or selling any additional Shares or other securities, declaring or paying any dividend, incurring indebtedness outside the ordinary course of business, effecting acquisitions or dispositions outside the ordinary course of business or adopting a shareholder rights agreement. On its face, the No Company Actions Condition is drafted so broadly that the Offeror could assert that it has not been satisfied if, for example, the Company were to issue Shares upon the vesting or exercise of outstanding equity awards in the ordinary course of business consistent with past practice.

According to the Schedule TO, each of the foregoing conditions is for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such condition, or may be waived by the Offeror in whole or in part at any time and from time to time prior to the Expiration Time in its “reasonable discretion,” and any determination by the Offeror concerning the events described in the conditions “will be final and binding upon all parties.” In other words, the Offer asserts that the Offeror may claim, whenever it chooses and for any reason it chooses, that a condition has not been satisfied, and that such determination will not be subject to challenge. In addition, the Offeror has expressly reserved the right, in its sole discretion, to amend the Offer in any respect, including by decreasing the price to be paid for the Shares or decreasing the number of Shares being sought, and has stated that it does not currently intend to extend the Offer. The Board believes that the effect of these provisions is that the Company’s shareholders cannot be assured that the Offeror will consummate the Offer or that tendering shareholders will receive the Offer consideration.

* * * * *

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s financial and legal advisors. Given the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Considering the factors described above, the Board has determined that the Offer is not in the best interests of the Company and its shareholders.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES TO MAGNA PURSUANT TO THE OFFER.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Wainwright as its financial advisor in connection with the Company’s analysis and evaluation of, and response to, the Offer. The Company has agreed to pay Wainwright a cash retainer of $250,000 for its financial advisory services, payable within five calendar days following the execution of the engagement letter, and a separate fee of $500,000 that would become payable to Wainwright upon the delivery of a fairness opinion, if any, unrelated to the Offer, rendered at the request of the Company or the Board, which fee is not creditable against, or reduced by, the retainer and is not conditioned upon the results of Wainwright’s analyses or the conclusions reached in any such opinion. The Company has also agreed to reimburse Wainwright for its reasonable and documented out-of-pocket expenses (including reasonable and documented fees and expenses of its legal counsel) in an aggregate amount not to exceed $50,000, and to indemnify Wainwright against certain liabilities relating to or arising out of the engagement.

The Company has engaged Campaign Management to assist it in connection with the Company’s communications with its shareholders related to the Offer. The Company has agreed to pay customary compensation to Campaign Management for such services. In addition, the Company has agreed to reimburse Campaign Management for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s shareholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or except as otherwise noted below, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Transactions by Executive Officers and Directors

On August 5, 2026, the Company granted Dhruv Shringi four awards of 256,410 PSUs each, totaling 1,025,640 PSUs. The Company also determined that certain prior grants of 1,025,640 PSUs to Mr. Shringi were invalid due to an administrative error; accordingly, such prior PSUs were not deemed to have been granted and no Shares underlying such prior grants were issued.

On August 5, 2026, the Company granted Siddhartha Gupta an award of 1,870,000 RSUs. The Company also determined that a certain prior grant of 1,870,000 RSUs to Mr. Gupta was invalid due to an administrative error; accordingly, such prior RSUs were not deemed to have been granted and no Shares underlying such prior grant were issued.

On August 24, 2026, the Company granted Stephen Schifrin an award of 18,737 RSUs, Murlidhara Lakshmikantha Kadaba an award of 16,305 RSUs, Roshan Mendis an award of 18,737 RSUs and Michael A. Kaufman an award of 13,871 RSUs.

Transactions by the Company

None.

Item 7.    Purposes of the Transaction and Plans or Proposals

The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as described in the preceding paragraph or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Additionally, except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

Named Executive Officer Compensation

The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. Accordingly, pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the Company is not obligated to furnish in this Statement the information required by Item 402(t)(2) and (3) of Regulation S-K.

No Appraisal or Dissenters’ Rights

Holders of Shares do not have appraisal or dissenters’ rights in connection with the Offer.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains statements that may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding the Offer; any statements relating to the plans, strategies and objectives of management or the Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. These forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “outlook,” “project,” “seek,” “should,” “will” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and subsequent filings with the SEC. In addition, actual results may differ materially from those indicated in any forward-looking statements as the result of: factors relating to the Offer, including actions taken by Magna in connection with the Offer, actions taken by the Company or its shareholders in respect of the Offer, and the effects of the Offer, or the completion or failure to complete the Offer, on the Company’s businesses, or other developments involving Magna; increasing competition in the Indian travel industry; declines or disruptions in the Indian economy or in the travel industry generally, including as a result of safety concerns, flight cancellations, airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the evolving events in Israel, Gaza and the Middle East), pandemics, or macroeconomic factors, including tariff and trade issues; the Company’s reliance on, and the terms of, its relationships with airlines, hotels, GDS providers and other travel suppliers, including reductions in commissions and incentive payments; airline capacity rationalization, elevated aviation fuel prices and higher airfares; IT system failures or interruptions, including as a result of cybersecurity incidents or payment fraud; the loss of key talent; fluctuations in currency exchange rates; changes in Indian or other applicable laws, regulations or taxes; the Company’s holding company structure and its dependence on Yatra India and its other subsidiaries; and the other risks described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 under “Item 3. Key Information — D. Risk Factors” and in the Company’s other filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this Statement are qualified by the factors, risks and uncertainties referenced above and readers are cautioned not to place undue reliance on forward-looking statements. In addition, the forward-looking statements included in this Statement represent the Company’s views as of the date of this Statement and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by applicable securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Statement.

Item 9. Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on August 21, 2026 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on August 21, 2026).
(e)(1)	Excerpts from the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on July 31, 2026 (filed herewith).*
(e)(2)

Yatra Online, Inc. 2016 Stock Option and Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 5, 2017).

(e)(3)

Investor Rights Agreement, dated December 16, 2016, between the Company and the investors party thereto (incorporated by reference to Exhibit 4.22 to the Company’s Registration Statement on Form F-3 filed with the SEC on May 3, 2018).

(e)(4)

Cooperation Agreement, dated January 17, 2022, between the Company and The 2020 Timothy J. Maguire Investment Trust (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on January 21, 2022).

(e)(5)

First Amendment to the Cooperation Agreement, dated August 29, 2023, between the Company and The 2020 Timothy J. Maguire Investment Trust (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on September 1, 2023).

(e)(6)

Cooperation Agreement, dated July 17, 2022, among the Company, MAK Capital One L.L.C. and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on July 18, 2022).

(e)(7)

First Amendment to the Cooperation Agreement, dated August 29, 2023, among the Company, MAK Capital One L.L.C. and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on September 1, 2023).

(e)(8)

Second Amendment to the Cooperation Agreement, dated October 16, 2024, among the Company, MAK Capital One L.L.C. and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 18, 2024).

(e)(9)

Third Amendment to the Cooperation Agreement, dated November 11, 2025, among the Company, MAK Capital One L.L.C. and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on November 12, 2025).

(e)(10)

Exchange and Support Agreement, dated December 16, 2016, by and among the Company, Yatra USA Corp. and the holders of Class F Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on December 22, 2016).

(e)(11)

Amendment No. 1 to the Exchange and Support Agreement, dated December 16, 2021, by and among the Company, Yatra USA Corp. and the holders of Yatra USA Corp. Class F Common Stock party thereto (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on August 1, 2022).

____________

*        Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 1, 2026
YATRA ONLINE, INC.
By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

ANNEX A

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend the Offer or otherwise amend the terms of the Offer, the Offeror shall not be required to accept for payment or, subject to (i) the Offeror’s reasonable discretion, and (ii) any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror’s obligation to either pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and terminate the Offer, if any of the following events shall occur:

(a)     any event or change will have occurred (or any development shall have occurred involving prospective changes) in the business, financial condition or results of operations of the Company or any of its direct or indirect subsidiaries that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or the value of the Shares;

(b)    less than 15,997,545 Shares are properly tendered and not properly withdrawn by the Expiration Time (defined further below);

(c)    there shall be threatened, instituted or pending any action, proceeding, application, suit, investigation or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, or any restriction shall exist, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by the Offeror or any of its subsidiaries or affiliates of the Shares or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer, (ii) seeks to make the purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal or results in a delay in the Offeror’s ability to accept for payment or pay for some or all of the Shares, (iii) seeks to impose limitations on the ability of the Offeror (or any of its affiliates) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror or any of its subsidiaries or affiliates on all matters properly presented to the shareholders or (iv) might result, in the Offeror’s reasonable judgment, in a materially adverse effect on the Company or the value of the Shares;

(d)    any statute, rule, regulation, judgment, decree, interpretation, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or to the Offeror or any of its subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in the Offeror’s reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of the Shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer, (iii) might impose limitations on the ability of the Offeror (or any of its affiliates) to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by the Offeror on all matters properly presented to the shareholders or (iv) might result in a materially adverse effect on the Company or the value of the Shares;

(e)    there occurs (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Offeror’s reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries and affiliates, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, India, Mauritius or the British Virgin Islands, (iv) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Shares or in the U.S., India,

Annex A-1

Mauritius or the British Virgin Islands securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, India, Mauritius or the British Virgin Islands or any attack on, outbreak or act of terrorism involving the United States, India, Mauritius or the British Virgin Islands, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Offeror’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without the existence of accompanying factors, conditions or events that would give rise to another of the conditions described herein);

(f)     the Company has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Offeror’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Offeror or any of its affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for Shares by the Offeror, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, or the Offeror shall have become aware of any such action which was not previously announced, (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror becomes aware that the Company shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (xii) authorized, recommended, proposed, announced its intent to enter into, adopted, established, or entered into a shareholder rights agreement or similar type plan; or

(g)    the Company shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or the purchase of securities or assets of the Company or any type of option, warrant, convertible instrument or right which, in the Offeror’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; which, in the Offeror’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by the Offeror) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

Annex A-2

The Schedule TO provides that the Offer is conditioned upon satisfaction or waiver of the foregoing conditions.

According to the Schedule TO, the purpose of the Offer is for the Offeror to acquire a significant number of the Company’s outstanding Shares because of the Offeror’s belief that the Shares are undervalued and represent an attractive investment opportunity. According to the Schedule TO, subject to the foregoing conditions, the Offeror will acquire up to 20,000,000 Shares validly tendered and not properly withdrawn prior to the expiration time of the Offer, which is 12:00 midnight (one minute after 11:59 P.M.), New York City time, on September 17, 2026, unless extended or earlier terminated by the Offeror (the “Expiration Time”). If the Offer is over-subscribed as described in the Schedule TO, Shares tendered and not properly withdrawn will be subject to proration. The proration period and, except as described in the Schedule TO, withdrawal rights expire at the Expiration Time. If the Offer is extended, the Offeror has stated that it will issue by press release or other public announcement the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Schedule TO provides that all the foregoing conditions are for the Offeror’s sole benefit and may be asserted by the Offeror in its reasonable discretion regardless of the circumstances giving rise to such condition or may be waived by the Offeror in its reasonable discretion, in whole or in part, at any time and from time to time before the Expiration Time, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the Expiration Time. The Schedule TO provides that, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering shareholders.

Annex A-3